Exhibit (a)(1)(D)

[Form of Email to Eligible Employees Residing in

Canada Announcing Exchange Offer]

To: [Name of Eligible Employee]

Subject: Employee Option Exchange Offer

Date: September 14, 2015

I am very pleased to announce a one-time stock option exchange program, which was approved by our Board of Directors in June and was approved by our shareholders on August 13.

This program will allow eligible employees residing in Canada to exchange their outstanding premium-priced stock options for new stock options (or, “new awards”). These premium-priced stock options were awarded in 2011 and 2012 at a then exercise price of $6.00 per share. The exercise price for these options has been adjusted to $60.00 per share, and the number of options reduced by a factor of 10, to reflect the reverse split of the company’s common stock effected after the close of business on June 26, 2015 in which the number of shares held by shareholders was reduced by a factor of ten—that is, every 10 shares was exchanged for one share—and the trading price of our stock responded by increasing approximately tenfold. These stock options have been underwater (i.e., the option’s exercise price is higher than the trading price of our common stock) for some time. This program is designed to address the underwater situation and provide value for these awards.

Eligible employees residing in countries other than Canada are being offered the opportunity to exchange their eligible stock options for restricted stock units. We are offering new awards of stock options to eligible employees residing in Canada because, in Canada, adverse tax consequences for our employees would occur with respect to awards of restricted stock units in exchange for the outstanding options.

Only employees of Alliance One or one of its subsidiaries are eligible to participate in the exchange program. The directors and executive officers of Alliance One International, Inc. and former employees are not eligible to participate in the exchange program.

Stock Option Exchange Offer Information

Below you’ll find a basic outline of the exchange program for Canadian employees. I have also attached the Offer to Exchange Certain Outstanding Options for Restricted Stock Units or New Options dated September 14, 2015 (the “Offer to Exchange”) which sets forth the full terms and conditions of the exchange program, as well as the Election Form that you would need to complete if you wish to participate in the exchange program and receive new awards for your eligible stock options. Please take the time to review these materials. If you choose to participate, please complete and sign the Election Form and return it to me by fax (+1 919 379-4133) or email (to ljones@aointl.com with the subject line reading “Elect”) no later than 12:00

(Noon), New York City time, on October 13, 2015, which is the scheduled expiration for the exchange program.

Exchange Details

The specific details of the exchange program are included in the Offer to Exchange and the Election Form. The new awards of stock options will be for fewer shares and will have new vesting schedules and terms and conditions. The number of new awards you will receive for your outstanding options in the exchange program depends on the year that the options were awarded. For eligible options awarded in 2011, the exchange ratio is a new award of a stock option for 0.43 of a share for each share of common stock covered by your outstanding option (or 43 new awards for each 100 shares covered by the option). For eligible options awarded in 2012, the exchange ratio is a new award of a stock option for 0.53 of a share for each share of common stock covered by your outstanding option (or 53 new awards for each 100 shares covered by the option). The table below shows the number of shares covered by eligible options granted to you in 2011 and 2012 and the number of new awards you would receive for each option grant if you participate in the exchange program (under the exchange program, fractions of an RSU are be rounded (with 0.5 rounded up) to the nearest whole share on a grant by grant basis).

Date on Which Your Eligible Option Was Granted	Number of Eligible Options that You Hold	Exchange Ratio	Number of New Awards of Stock Options You May Receive in the Exchange Program
March 24, 2011	[●]	1:0.43	[●]
April 17, 2012	[●]	1:0.53	[●]
		Total:	[●]

You may exchange one or both of your eligible option grants or none at all. However, if you elect to tender an eligible option for exchange, you must tender the entire outstanding portion of that option grant. The company will not accept partial tenders of option grants—that is, less than the full amount of your 2011 option grant or less than the full amount of your 2012 option grant. Please do not attempt to tender for exchange less than the entire outstanding amount of an eligible option grant, since that will result in rejection of your election to participate with respect to the entire amount of that option grant. You may tender the entire amount of the outstanding option grant, regardless of whether the options are currently vested or unvested.

The exercise price per share for your new award of stock options will be the closing price of Alliance One common stock as reported on the New York Stock Exchange on the new award grant date, which is currently expected to be October 13, 2015 unless Alliance One extends the expiration date of the offer (in which case the new award grant date would be expected to be the extended expiration date).

If you elect to participate in the exchange program, your new award of stock options will be subject to new vesting schedules and will be unvested at the time of grant, regardless of the extent to which your exchanged options have vested. Vesting on any date is subject to your continued service as an employee of Alliance One or its subsidiaries through each relevant vesting date, subject to special vesting events.

New awards of stock options will vest over a three-year period with 50% becoming vested on the first anniversary of the date of grant, and 25% becoming vested on the second and third anniversaries of the date of grant, with minor modifications to the vesting schedule to eliminate fractional vesting (such that a whole number of shares covered by the new award will vest on each vesting date) by rounding down to the nearest whole number of shares that will vest on each vesting date and vesting the sum of the fractional shares (a whole number) on the third anniversary of the date of grant.

Validly exchanged eligible options will be cancelled on the date new awards are granted. You will lose your rights to all exchanged options that are cancelled under the exchange program.

Timing

The period in which eligible options may be exchanged will remain open until 12:00 p.m. (Noon), New York City time, on October 13, 2015, unless the company extends this exchange offer. If you wish to participate in the exchange program you must complete and sign the Election Form and return it to me by fax (+1 919 379-4133) or email (to ljones@aointl.com with the subject line reading “Elect”). Alliance One will not accept any election forms after 12:00 p.m. (Noon), New York City time, on October 13, 2015, unless the company extends this exchange offer.

You can make, change or withdraw your election anytime during the offer. However, please note that once the offer expires, you cannot change your election. There will be no exceptions. If you do not elect to participate in the exchange offer, you’ll retain your current options with their existing exercise prices, vesting schedules and other terms and conditions.

Based on our expected timeline, the grant date for the new awards in exchange for each eligible option tendered for exchange will be October 13, 2015.

How to Learn More

Full details on the exchange program are included in the attached Offer to Exchange and the Election Form. These documents and related materials, including the form of the new award of stock options, were filed with the U.S. Securities and Exchange Commission as exhibits to the Alliance One International, Inc. Schedule TO Tender Offer Statement. You can access these documents through the Securities and Exchange Commission’s website at www.sec.gov. Please review these materials carefully so that you can make an informed decision on whether or not to participate in the exchange program.

If you have any questions about the exchange program, please send an email to me at ljones@aointl.com or call me at +1 (919) 379-4319.

Your decision to participate in the exchange program is completely voluntary. We are not advising you as to whether or not you should participate in the offer, or what (if any) options you should exchange. You should consult with your own advisors, including your tax, financial, and legal advisors, before making any decisions regarding the exchange program.

I believe this option exchange program is one way that our shareholders, board of directors, and the management team are demonstrating their commitment to employees. Thank you for your continued efforts and contributions to Alliance One.

Best regards,

Laura Jones

Vice President Human Resources